News Release Communiqué de Pressee

Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Appointments
Paris, December 10, 2007 — Effective December 1, Odile de Damas-Nottin, Vice President, Recruitment & Careers with Human Resources and Corporate Communications, is appointed Vice President, Compensation, Employee Benefits and Expatriation.
Philip Jordan, Chief Executive Officer of Total South Africa, succeeds her as Vice President, Recruitment & Careers.

Odile de Damas-Nottin, 47, is a graduate of the Ecole Supérieure de Commerce de Paris business school. She joined Elf Antar France in Marketing in 1982. She subsequently headed positions in the Marketing, Training, and Finance. In 2000, she became Career Management Coordinator for the Specialties business. She was appointed Vice President, Recruitment and School-to-Work Transition in 2003 and Vice President, Recruitment & Careers in 2005.

Philip Jordan, 53, is a graduate of the University of Cambridge. He began his career with PetroFina UK in the Marketing business. After a stint at Sigma Coatings (Paints) in Italy, he was appointed General Manager, Supply and Refining at Fina UK in 1989, then General Manager Commercial and Specialities in 1997. He was named General Manager Retail at Total Deutschland in 1989 and has been Chief Executive Officer of Total South Africa since 2003.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com